
05009002

Form 45-102F1

NO. 82-34703

Distribute Securities under Section 2.8 of 5-102 *Resale of Securities*



SEC MAIL
RECEIVED
PROCESSING
JUN 14 2005
WASH. DC

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4924158 common shares of the reporting issuer.
   Control or direction over an additional 4736842 common shares of the reporting issuer held by Commonwealth Enterprise fund.

SUPPL

Distribution
6. Number and class of securities you propose to sell: 2000000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date June 2, 2005.

Roland Langset
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

Name of your authorized signatory